Endeavour Silver Announces Annual General Meeting Results

VANCOUVER, BC -- (Marketwired - May 27, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that at yesterday's Annual General Meeting in Vancouver, shareholders voted in favour of all items of business, including the re-election of each director nominee. A total of 58,802,520 million votes were submitted by proxy, representing 54.34% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

                                                                  Percent
Director               Votes for  Votes withheld  Percent for    withheld
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Ricardo M. Campoy     24,270,814      429,293       98.26%         1.74%
Bradford J. Cooke     24,261,572      438,535       98.22%         1.78%
Geoffrey A. Handley   23,788,421      911,686       96.31%         3.69%
Rex J. McLennan       24,278,219      421,888       98.29%         1.71%
Kenneth Pickering     24,226,441      473,666       98.08%         1.92%
Mario D. Szotlender   23,710,923      989,184       96.00%         4.00%
Godfrey J. Walton     23,783,343      916,764       96.29%         3.71%

Shareholders also voted in favour of re-appointing KPMG LLP as auditors, and to authorize the Board of Directors to fix the auditor's remuneration for the ensuing year.

At the Board of Directors meeting following the AGM, Geoff Handley was re-appointed Chairman of the Board and Chair of the Corporate Governance and Nominating Committee; Rex McLennan was re-appointed Chair of the Audit Committee; Ricardo Campoy was re-appointed Chair of the Compensation Committee; and Ken Pickering was appointed Chair of the Sustainability Committee. In addition, Ken Pickering was appointed a member of the Audit Committee.

About Endeavour - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com